DM

18010086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
NOV 28 2018
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KPMG Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive, Suite 5500
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip J. Isom (312) 665-1911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

RMS

OATH OR AFFIRMATION

I, Philip J. Isom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPMG Corporate Finance LLC, as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN LOCKWOOD
Official Seal
Notary Public - State of Illinois
My Commission Expires Apr 13, 2020

Signature

President

Title

11/26/2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
KPMG Corporate Finance LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the Company) as of September 30, 2018, and the related notes to the financial statements (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2018, in conformity with U.S. generally accepted accounting principles.

RSM US LLP

We have served as the Company's auditor since 2000.

Chicago, Illinois
November 26, 2018

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2018

Assets	
Cash and cash equivalents	$ 58,797,322
Accounts receivable, net	2,331,119
Prepaid expenses	98,141
Other receivables	17,304
Fixed assets, net	60,863
Intangible assets, net	46,500
Goodwill	4,648,567
Total assets	$ 65,999,816
Liabilities and Member's Capital	
Accrued compensation	$ 8,217,069
Accounts payable, accrued expenses and other liabilities	2,227,312
Deferred revenue	736,190
	11,180,571
Member's capital	54,819,245
Total liabilities and member's capital	$ 65,999,816

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the Company), a wholly-owned subsidiary of KPMG LLP (Parent), is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Parent is the U.S. member firm of KPMG International, a Swiss Cooperative. The Company does not consider other member firms of KPMG International to be affiliates as defined under generally accepted accounting principles (GAAP).

The Company's primary business is providing investment banking and infrastructure advisory services to institutional investors, corporate entities, state and local governments and their agencies and authorities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker-dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The following is a summary of the Company's significant accounting policies:

a) Basis of Presentation

The Company follows GAAP, as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

b) Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposits and a U.S. Treasury money market fund with a weighted average original maturity of two months or less at the date of acquisition. These assets are not held for sale in the ordinary course of business. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

d) Fair Value Measurements

The Company records its financial instruments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

d) Fair Value Measurements (Continued)

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Money market funds held by the Company in the amount of $16,634,479, included in cash and cash equivalents on the statement of financial condition, are considered Level 1 financial instruments and are measured at fair value based on the published net asset value per share on the day of valuation. The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

e) Allowance for Doubtful Accounts

The Company's policy to reserve for doubtful accounts is based on recording an allowance for estimated uncollectible accounts in an amount approximating anticipated losses.

f) Fixed Assets

Fixed assets consist of computer equipment, which is recorded at cost and depreciated on a straight-line basis over a period of three years. Accumulated depreciation was $307,222 as of September 30, 2018.

g) Intangible Assets

Intangible assets are comprised of acquired intangibles from St. Charles Capital, LLC and Ewing Bemiss & Co. These assets are amortized on a straight-line basis over the useful life of six months to five years from date of acquisition as further discussed in Note 3.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

g) Intangible Assets (Continued)

Definite-lived intangible assets are tested for impairment annually. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of intangible assets, the Company estimates the future cash flows to be derived from these assets. If the carrying value of an asset is not recoverable through the related cash flows, the impairment loss is measured based on the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is determined by discounted cash flows or other methods as appropriate for the asset type.

h) Income Taxes

The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through the year ended September 30, 2018, management has determined that there are no material uncertain income tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current and prior three tax years.

i) Goodwill

The Company's goodwill was recorded as a result of the Company's business combinations using the acquisition method of accounting. The Company tests goodwill for impairment annually and when an event occurs or circumstances change that more likely than not reduces the fair value of the related reporting unit below its carrying value. For purposes of this assessment, the Company has two reporting units to which goodwill has been assigned: corporate finance and infrastructure advisory. See Note 3 for further discussion.

Goodwill may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value or is impaired. If deemed necessary as a result of the qualitative assessment, the Company will review goodwill to determine potential impairment by comparing the carrying value of the reporting unit to its fair value.

j) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

k) Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, which defers by one year the mandatory effective date of its revenue recognition standard to be effective for annual reporting periods beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08, *Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which amends the principal versus agent guidance in ASU 2014-09 and clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer. In April 2016, the FASB issued ASU 2016-10, *Identifying Performance Obligations and Licensing*, which amends ASU 2014-09 about identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, *Narrow-Scope Improvements and Practical Expedients*, which makes narrow-scope amendments to ASU 2014-09 and provides practical expedients to simplify the transition to the new standard and to clarify certain aspects of the standard. The Company implemented the provisions of ASU 2014-09 and its related amendments as of October 1, 2018. The Company has completed its evaluation of the anticipated effects that the new standard will have on its financial statements and related disclosures.

The Company adopted the new standard on October 1, 2018, using the cumulative effect method of adoption. The adoption resulted in a cumulative effect adjustment to the opening balance of retained earnings of approximately $1,900,000, primarily related to the deferral of up-front retainers that were recognized as revenue in prior periods, as well as revenue and offsetting expense recognized related to out-of-pocket expense reimbursement. Additionally, there will be prospective changes to the recognition and presentation as payments for up-front retainers and out-of-pocket expenses on success fee engagements will be recognized as a liability until the transaction is completed.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessor accounting remains substantially similar to current U.S. GAAP. The new standard is effective for fiscal years beginning after December 15, 2018. The Company does not have any leases and therefore does not anticipate any impact of the new standard on current policies.

In January 2017, the FASB issued ASU 2017-01, *Clarifying the Definition of a Business*, which provides further guidance on the definition of a business to determine whether transactions should be accounted for as acquisitions of assets or businesses. The new standard is effective for fiscal years beginning after December 15, 2017. The new standard will be adopted on a prospective basis and will not have a material effect on currentpolicies.

In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*, which modifies the disclosure requirements on fair value measurements in Topic 820, *Fair Value Measurement*. The new standard is effective for fiscal years beginning after December 15, 2019. The Company does not anticipate any impact of the new standard on current policies.

Note 2. Accounts Receivable

At September 30, 2018, accounts receivable includes accrued revenue for amounts billed and hours incurred in connection with corporate finance and infrastructure advisory activities. The amounts billed and hours incurred include time, expenses and retainers. The amount recorded is net of an allowance for doubtful accounts of $1,832.

Note 3. Goodwill and Other Intangibles

a) Goodwill

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC; Keen Realty, LLC; Keen Strategic Advisors, LLC; and MHM Advisors, LLC (collectively, Keen), a group of affiliated real estate advisory and real estate transactional businesses. The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired was recorded as goodwill in the amount of $2,235,963. As of September 30, 2018, management performed an annual impairment assessment based on goodwill as allocated between the corporate finance and infrastructure advisory reporting units and has determined that there is no impairment in value.

On June 26, 2014, the Company acquired substantially all of the assets of St. Charles Capital, LLC. This acquisition further positioned the Company as a leading mid-market investment bank and M&A advisor for companies within key dynamic industry segments. The goodwill of $1,172,604 arising from the acquisition is largely a result of this positioning. As of September 30, 2018, management performed an annual impairment assessment based on the reporting unit of corporate finance and has determined that there is no impairment in value.

On August 15, 2015, the Company added a team of professionals from Ewing Bemiss & Company. This business combination further positioned the Company as a leading mid-market investment bank and M&A advisor for companies within the energy mergers and acquisitions segment. The goodwill of $1,240,000 arising from the agreement is largely a result of this positioning. As of September 30, 2018, management performed an annual impairment assessment based on the reporting unit of corporate finance and has determined that there is no impairment in value.

b) Acquired Intangibles

	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:			
Customer relationship	$ 220,000	$ (187,000)	$ 33,000
Backlog	1,850,000	(1,850,000)	-
Non-compete agreements	410,000	(396,500)	13,500
Total	$ 2,480,000	$ (2,433,500)	$ 46,500

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the Company had net capital of $47,284,061, which was $46,538,689 in excess of its required net capital of $745,372. At September 30, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

Note 5. Customer Concentration and Related-Party Transactions

For the year ended September 30, 2018, the Company had three major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable, net as of September 30, 2018. Receivables from major customers are as follows:

	Percentage of total accounts receivable, net, at September 30, 2018:
Customer A	17%
Customer B	12%
Customer C	11%

The Company entered into a Service Agreement with the Parent effective December 1, 2009, which is renewed annually. Under the Service Agreement, the Parent provides certain services, such as office space, technology, finance and accounting, human resources, and legal, risk and regulatory, at no cost. In addition, the Parent pays certain expenses, such as personnel and equipment, on the Company's behalf. Also, under this agreement, the Company is to pay the Parent interest at 10 percent per annum on the prior month unbilled and outstanding accounts receivable as reported by the Company.

All accounting transactions between the Company and the Parent are recorded through intercompany accounts. The Company and the Parent settle the net due to/due from balance via cash payment quarterly. As of September 30, 2018, accounts payable, accrued expenses and other liabilities on the statement of financial condition include $601,278 due to the Parent for intercompany transactions.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2018

Filed as PUBLIC information pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934.